CNB CORPORATION

Annual Report 2004

FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	2004	2003	2002
Operating Income	$ 38,548	$ 36,583	$ 36,807
Operating Expense	26,339	25,421	26,212
Operating Earnings	12,209	11,162	10,595
Income Taxes	3,927	3,497	3,413
Net Income	$ 8,282	$ 7,665	$ 7,182
Earnings Per Share of Common Stock (1)	$ 10.50	$ 9.71	$ 9.11
Return on Stockholders' Equity	12.23 %	11.86%	12.19%
Return on Average Assets	1.26 %	1.29%	1.31%
Cash Dividend Paid Per Share (1)	$ 4.25	$ 3.64	$ 3.41
AT YEAR END			
Assets	$ 671,569	$ 599,978	$ 569,490
Loans (Less Allowance for Loan Losses)	401,879	357,510	321,467
Investments	215,827	191,575	180,413
Deposits	560,364	503,113	468,309
Allowance for Loan Losses	5,104	4,524	4,155
Stockholders' Equity	67,585	64,623	61,125
Shares Authorized	1,500,000	1,500,000	1,500,000
Shares Outstanding	788,645	717,409	717,295
Number of Shareholders	757	736	725
Book Value Per Share (1)	$ 85.70	$ 81.89	$ 77.47
Loans to Deposits Ratio	72.63 %	71.96%	69.53%
Loans to Assets Ratio	60.60 %	60.34%	57.18%
Stockholders' Equity to Assets Ratio	10.06 %	10.77%	10.73%
Stockholders' Equity to Loans Ratio	16.61 %	17.85%	18.77%

(1) Adjusted for effects of 10% stock dividend.

The Annual Meeting of shareholders will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 4:15 P.M., on May 10, 2005. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 8, 2005. Only those holders of common stock of the Company of record at the close of business on April 29, 2005, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

The Company will furnish free of charge a copy of the 10-K annual report upon written request to Paul R. Dusenbury, Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

Certified Public Accountants
Elliott Davis, LLC
Columbia, South Carolina

CONTENTS

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry and Georgetown Counties, South Carolina. The Bank employs approximately 232 full-time-equivalent employees and has twelve banking offices in addition to its Operations and Administration Building, which is located at 1400 Third Avenue in Conway, South Carolina.

The Company and its subsidiary perform the full range of normal commercial banking functions. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, savings and time deposits of various types, and loans to individuals for personal use, home mortgages, home improvement, automobiles, real estate, agricultural purposes, and business needs. Commercial lending operations include various types of credit for business, industry, and agriculture. In addition, the Bank offers safe deposit boxes, wire transfer services, bank money orders, 24-hour teller machines on the STAR Network, internet banking, debit cards, direct deposits, and a MasterCard/Visa program. Through a correspondent relationship the Bank offers discount brokerage services. The Bank does not provide trust services.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

http://www.conwaynationalbank.com

TO OUR SHAREHOLDERS, CUSTOMERS, AND FRIENDS:

As we enter our 102nd year of banking, we are pleased to present the 2004 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. The year 2004 was a very successful year in terms of financial performance and operational achievement for Conway National. Net income totaled $8.3 million, up from $7.7 million earned in 2003. Total assets for the Company closed the year at $671.6 million, up $71.6 million from year-end 2003, and closed the year above the $600-million asset mark for the first time.

Strong asset growth in 2004 of 11.9% was primarily funded by a $57.3 million increase in deposits from $503.1 million at December 31, 2003, to $560.4 million at December 31, 2004. This 11.4% growth in deposits is particularly noteworthy as it is comprised of well-balanced increases in traditional core deposits of checking, savings, money market deposit accounts, and certificates of deposit. This continued increase in deposits confirms the broad approval and support of the customers and communities served by the Bank. At the heart of this deposit success are our dedicated employees who exhibit genuine care and concern for satisfying the banking needs of our customers.

During 2004, a continued historically low interest rate environment and a healthy local economy combined to drive lending activity higher. The Bank experienced very good loan demand in 2004, as loans increased 12.4% from $357.5 million at December 31, 2003, to $401.9 million at December 31, 2004. Loan growth throughout the year was well distributed in commercial real estate, residential real estate, commercial, and consumer lending. While interest rates have increased, lending activity has continued at a brisk pace into the first quarter of 2005. Investment securities have increased 12.7% from $191.6 million to $215.8 million over the same period and provide more than an adequate supply of secondary liquidity.

Net income for the year-ending December 31, 2004, of $8.3 million represents an annualized return on average assets of 1.26% and an annualized return on average stockholders' equity of 12.23%. These returns compare favorably to industry standards and industry performance in South Carolina and at the national level. In recognition of continued strong performance and the current favorable tax policy, the Board of Directors declared a 10-percent stock dividend at the end of the third quarter and followed by declaring an increase in the per share annual cash dividend from $4.00 to $4.25 in the fourth quarter of 2004. These two actions in 2004 combined to result in a 16.8% increase in total cash dividends declared to shareholders, as compared to 2003.

CNB Corporation's capital position remains strong by all industry measures. Stockholders' equity totaled $67.6 million at December 31, 2004, up 4.6% from $64.6 million at December 31, 2003, resulting in a current book value of $85.70 per share, as compared to the dividend-adjusted book value of $81.89 per share at December 31, 2003. We continue to believe that the Bank's strong capital base will serve well as a foundation for supporting future growth of operations, attracting deposits, increasing loans, and enabling the Bank to meet the diversified financial needs of our expanding area.

During 2004, our national economy has been described as being on solid ground, with above-trend growth in gross domestic product, improvement in employment, moderate inflation, and modestly increasing interest rates. While challenges facing the economy include bulging Federal budget and trade deficits, the "War on Terror", and funding for Social Security and Medicare, the forecast for 2005 is for solid economic, employment, and income growth. The local economy in 2004 experienced extremely strong single-family and multi-family residential real estate growth and record retail sales and accommodations revenue. The Waccamaw Regional Planning and Development Council's Economic Forecast for 2005 projects further strengthening and growth in residential and commercial real estate construction and sales, employment, transportation, retail sales, and overall tourism for the Grand Strand region.

Highlights of 2004 include investments in several areas to enhance and implement new and innovative ways to deliver service to current and future banking customers. On March 2, 2004, our 100th Anniversary celebration was concluded with the grand opening of the new 24,000-square-foot Conway Banking office on Fourth Avenue. This day-long grand opening celebration was attended by well over 2,500 customers and friends who enjoyed good weather, good food, and good fellowship. This new banking office, with the updated and expanded Express-Banking facility, has been well received by our customers and the community. Other highlights include the updates and enhancements to the Website and CNB NetTeller, our on-line banking service. With over 3,000 on-line banking customers, we encourage you to experience banking and bill paying on-line by visiting any of our customer service representatives at the office most convenient for you. We also invite you to visit our Website at www.conwaynationalbank.com to find out more about Conway National Bank products and services. During 2004, the Bank also began offering the new Health Savings Account (HSA) to assist customers who have high-deductible health plans with the payment of qualified medical expenses.

We would like to take this opportunity to express appreciation to Shelba Jordan who retired on July 25, 2004, after 35 years of dedicated service to The Conway National Bank. Our staff of 247 members wishes to thank our customers, shareholders, and directors for your support and involvement in making The Conway National Bank successful. While we embrace the technology, growth, and change of our current and future banking environment, we are unwavering in our commitment to remain true to people, principles, values, and service that have guided us for our 101 years.

W. Jennings Duncan, President
CNB Corporation and
The Conway National Bank

CNB Corporation
QUARTERLY SHAREHOLDER INFORMATION
(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2004	2003	2004	2003	2004	2003	2004	2003
Total Interest Income	$ 7,636	$ 7,593	$ 7,843	$ 7,681	$ 8,191	$ 7,567	$ 8,621	$ 7,625
Total Interest Expense	1,619	1,969	1,650	1,868	1,774	1,750	1,895	1,637
Net Interest Income	6,017	5,624	6,193	5,813	6,417	5,817	6,726	5,988
Provision for Possible Loan Losses	235	280	210	220	315	250	395	210
Total Other Operating Income	1,354	1,462	1,626	1,487	1,806	1,654	1,471	1,514
Total Other Operating Expenses	4,195	4,044	4,436	4,168	4,506	4,102	5,109	4,923
Income Before Income Taxes	2,941	2,762	3,173	2,912	3,402	3,119	2,693	2,369
Income Taxes	932	854	1,140	914	935	1,002	920	727
Net Income	$ 2,009	$ 1,908	$ 2,033	$ 1,998	$ 2,467	$ 2,117	$ 1,773	$ 1,642
Net Income Per Weighted Average Shares Outstanding (1)	$ 2.55	$ 2.42	$ 2.57	$ 2.53	$ 3.13	$ 2.68	$ 2.25	$ 2.08

(1) Adjusted for effects of 10% stock dividend.

Stock Prices and Dividends

As of December 31, 2004, there were approximately 757 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. During 2003 and 2004, management was aware of a few transactions in which the Company's common stock traded at the prices set forth below, adjusted for the effect of a 10% stock dividend paid in 2004. However, management has not ascertained that these transactions resulted from arm's length transactions between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the value of the common stock.

	2004		2003	
	High	Low	High	Low
First Quarter	$128.18	$128.18	$105.45	$105.45
Second Quarter	$131.82	$128.18	$112.73	$105.45
Third Quarter	$131.82	$131.82	$112.73	$112.73
Fourth Quarter	$133.00	$132.00	$128.18	$112.73

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company paid an annual cash dividend, adjusted for the effect of a 10% stock dividend paid in 2004, of $4.25 per share in 2004, and $3.64 per share in 2003. In addition, the Company may from time to time pay a stock dividend. The Company paid a 10% stock dividend in September 2004. There can be no assurance, however, as to the payment of dividends by the Company in the future since payment will be dependent upon the earnings and financial condition of the Company and the Bank and other related factors.

CNB Corporation
FINANCIAL SUMMARY
(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Selected Income Statement Data:					
Total Interest Income	$ 32,291	$ 30,466	$ 31,344	$ 33,963	$ 34,275
Total Interest Expense	6,938	7,224	9,068	14,822	14,825
Net Interest Income	25,353	23,242	22,276	19,141	19,450
Provision for Possible Loan Losses	1,155	960	985	625	820
Net Interest Income after Provision for Possible Loan Losses	24,198	22,282	21,291	18,516	18,630
Total Other Operating Income	6,257	6,117	5,463	5,337	4,562
Total Other Operating Expense	18,246	17,237	16,159	14,606	13,961
Income Before Income Taxes	12,209	11,162	10,595	9,247	9,231
Income Taxes	3,927	3,497	3,413	2,812	2,920
Net Income	$ 8,282	$ 7,665	$ 7,182	$ 6,435	$ 6,311
*Per Share:					
Net Income Per Weighted Average Shares Outstanding	$ 10.50	$ 9.71	$ 9.11	$ 8.18	$ 8.02
Cash Dividend Paid Per Share	$ 4.25	$ 3.64	$ 3.41	$ 3.18	$ 3.18
Weighted Average Shares Outstanding	789,006	789,290	788,553	786,080	787,222
*Restated for a 10% stock dividend issued during 2004.					
Selected Balance Sheet Data:					
Assets	$ 671,569	$ 599,978	$ 569,490	$ 505,725	$ 471,076
Net Loans	401,879	357,510	321,467	292,844	291,866
Investment Securities	215,827	191,575	180,413	162,106	131,190
Federal Funds Sold	—	1,000	22,000	3,950	9,875
Deposits:					
Noninterest-Bearing	$ 118,580	$ 101,684	$ 100,225	$ 88,995	$ 76,342
Interest-Bearing	441,784	401,429	368,084	321,648	314,388
Total Deposits	$ 560,364	$ 503,113	$ 468,309	$ 410,643	$ 390,730
Stockholders' Equity	$ 67,585	$ 64,623	$ 61,125	$ 53,996	$ 48,606

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report. References to dollar amounts in this section are in thousands, except per share data.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the MD&A under Provision and Allowance for Loan Losses section for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Distribution of Assets and Liabilities

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans increased 11.2% from $325,622 at December 31, 2002 to $362,034 at December 31, 2003; and 12.4% from December 31, 2003 to $406,983 at December 31, 2004. Loan growth is attributed to overall business development efforts to meet business and personal loan demand in our market area. Loan demand in our market area has remained solid in 2003 and 2004 in part due to overall lower interest rates coupled with a strong coastal real estate market. Loans increased as a percentage of total assets from 57.2% at year-end 2002 to 60.3% at year-end 2003 and increased to 60.6% at year-end 2004. Correspondingly, investment securities and federal funds sold decreased as a percentage of total assets from 35.5% at year-end 2002 to 32.1% at year-end 2003 and year-end 2004. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets has remained relatively constant over the previous three years. Management has sought to build the deposit base with stable, relatively noninterest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Noninterest-bearing demand deposits have increased slightly as a percentage of total assets from 17.6% at December 31, 2002 to 17.7% at December 31, 2004. Demand deposits are expected to decline over the long-term as more customers utilize interest-bearing deposit and repo accounts. Interest-bearing liabilities as a percentage of total assets have risen from 70.4% at December 31, 2002 to 71.3% at December 31, 2004.

The following table sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2004, 2003 and 2002:

	December 31,		
	2004	2003	2002
Assets:			
Earning Assets:			
Loans	60.6%	60.3%	57.2%
Investment Securities:			
Taxable	28.7	27.8	26.9
Tax-Exempt	3.4	4.1	4.7
Federal Funds Sold and Securities Purchased Under Agreement to Resell	–	.2	3.9
Total Earning Assets	92.7	92.4	92.7
Other Assets	7.3	7.6	7.3
Total Assets	100.0%	100.0%	100.0%
Liabilities and Stockholders' Equity:			
Interest-Bearing Liabilities:			
Interest-Bearing Deposits	65.8%	66.9%	64.6%
Federal Funds Purchased and Securities Sold Under Agreement to Repurchase	5.1	4.1	4.6
Other Short-Term Borrowings	.4	.2	1.2
Total Interest-Bearing Liabilities	71.3	71.2	70.4
Noninterest-Bearing Deposits	17.7	16.9	17.6
Other Liabilities	1.0	1.1	1.3
Stockholders' Equity	10.0	10.8	10.7
Total Liabilities and Stockholders' Equity	100.0%	100.0%	100.0%

Results of Operation

CNB Corporation and subsidiary recognized earnings in 2004, 2003, and 2002 of $8,282, $7,665, and $7,182, respectively, resulting in a return on average assets of 1.26%, 1.29%, and 1.31% and a return on average stockholders' equity of 12.23%, 11.86%, and 12.19%. The earnings were primarily attributable to favorable net interest margins in each period (see Net Income-Net Interest Income). Other factors include management's ongoing effort to maintain other income at adequate levels (see Net Income - Other Income) and to control other expenses (see Net Income - Other Expenses). These strong earnings, coupled with a conservative dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $671,569 at December 31, 2004 as compared to $599,978 at December 31, 2003 and $569,490 at December 31, 2002. The following table sets forth the financial highlights for fiscal years 2004, 2003, and 2002.

CNB Corporation and Subsidiary
FINANCIAL HIGHLIGHTS

(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2004	2003 to 2004 Percent Increase (Decrease)	December 31, 2003	2002 to 2003 Percent Increase (Decrease)	December 31, 2002
Net Interest Income after Provision for Loan Losses	$ 24,198	8.6 %	$ 22,282	4.7 %	$ 21,291
Income Before Income Taxes	12,209	9.4	11,162	5.4	10,595
Net Income	8,282	8.0	7,665	6.7	7,182
*Per Share (weighted average of shares outstanding)	$ 10.50	8.1	$ 9.71	6.6	$ 9.11
Cash Dividends Declared	3,352	16.8	2,870	6.7	2,690
* Per Share	$ 4.25	16.8	$ 3.64	6.7	$ 3.41
Total Assets	$ 671,569	11.9 %	$ 599,978	5.4 %	$ 569,490
Total Deposits	560,364	11.4	503,113	7.4	468,309
Loans	406,983	12.4	362,034	11.2	325,622
Investment Securities	215,827	12.7	191,575	6.2	180,413
*Stockholders' Equity	67,585	4.6	64,623	5.7	61,125
Book Value Per Share (actual number of shares outstanding)	$ 85.70	4.7	$ 81.89	5.7	$ 77.47
*Adjusted for the effect of a 10% Stock dividend paid in 2004.					
Ratios (1):					
Return on Average Total Assets	1.26 %	(2.3)	1.29 %	(1.5)	1.31 %
Return on Average Stockholders' Equity	12.23 %	3.1	11.86 %	(2.7)	12.19 %

(1) For the fiscal years ended December 31, 2004, 2003, and 2002, average total assets amounted to $657,645, $592,671, and $546,617 with average stockholders' equity totaling $67,700, $64,650, and $58,897, respectively.

NET INCOME

Net Interest Income - Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained net interest margins in 2004, 2003, and 2002 of 4.2%, 4.3%, and 4.5%, respectively, as compared to management's long-term target of 4.5%. Net interest margins have compressed due to historically low market interest rates lowering returns available on loans and investments while interest costs on liabilities did not decline as quickly due to competitive pressure. Fully-tax-equivalent net interest income grew from $19,621 in 2001 to $22,859 in 2002 and to 23,774 in 2003 and $25,846 in 2004. During the three-year period, total fully-tax-equivalent interest income decreased by 2.9% from $31,927 in 2002 to $30,998 in 2003 and increased 5.8% in 2004 to $32,784. Over the same period, total interest expense decreased 20.3% from $9,068 in 2002 to $7,224 in 2003 and decreased 4.0% to $6,938 in 2004. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 4.5% in 2002, 4.3% in 2003, and 4.2% in 2004.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2004, 2003, and 2002. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be repriced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-run earning power. The following table sets forth the Bank's static gap rate sensitivity position at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a rise or fall in interest rates will not materially affect earnings.

Interest Rate Sensitivity Analysis
December 31, 2004
(Dollars in Thousands)

	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Rate Sensitive Assets (RSA)						
Federal Funds Sold	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Investment Securities	0	15,632	17,015	28,204	147,171	6,490
Loans (net of non-accruals of $880)	120,065	23,506	14,277	19,801	156,640	71,814
Total, RSA	$ 120,065	$ 39,138	$ 31,292	$ 48,005	$ 303,811	$ 78,304
Rate Sensitive Liabilities (RSL)						
Deposits:						
Certificates of Deposit of $100,000 or More	$ 0	$ 36,977	$ 36,726	$ 15,854	$ 10.485	$ 0
All Other Time Deposits	0	38,273	24,770	50,122	17,017	0
Federal Funds Purchased and Securities Sold Under Repurchase Agreements	31,856	2,094	0	0	0	0
Total RSL	$ 31,856	$ 77,344	$ 61,496	$ 65,976	$ 27,502	$ 0
RSA-RSL	$ 88,209	$ (38,206)	$ (30,204)	$ (17,971)	$ 276,309	$ 78,304
Cumulative RSA-RSL	$ 88,209	$ 50,003	$ 19,799	$ 1,828	$ 278,137	$ 356,441
Cumulative RSA/RSL	3.77	1.46	1.12	1.01	2.05	2.35

NET INCOME (continued)

Provision for Loan Losses - It is the policy of the bank to maintain the allowance for loan losses at the greater of 1.20% of net loans or an amount deemed necessary to cover potential losses identified during the ongoing in-house problem loan identification process. The Company includes the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, in the allowance for loan losses (see NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES). The provision for loan losses was $1,155 in 2004, $960 in 2003, and $985 in 2002. Net loan charge-offs totalled $575 in 2004, $591 in 2003, and $593 in 2002 with net charge-offs being centered in consumer purpose loans during each period. The allowance for loan losses as a percentage of net loans was 1.27% at December 31, 2004, 1.27% at December 31, 2003, and 1.29% at December 31, 2002. The higher provision during 2004 was due to an increase in the rate of loan growth.

Securities Transactions - Net unrealized gains/(losses) in the investment securities portfolio were $1,469 at December 31, 2004, $4,820 at December 31, 2003, and $7,170 at December 31, 2002. The market value of investment securities has declined due to rising short-term market rates. Security gains of $183 and $153 were taken in 2002 and 2003 on sales of $6,199 and $6,376 in short-term available-for-sale securities to supplement liquidity. No security gains/(losses) were taken in 2004.

Other Income - Other income, net of any securities gains/(losses), increased by 13.0% from $5,280 in 2002 to $5,964 in 2003 and grew 4.9% from $5,964 in 2003 to $6,257 in 2004. Other income rose in 2003 primarily due to growth in mortgage loan department income. Mortgage loan activity declined in 2004, but the Bank experienced strong growth in merchant discount income due to higher merchant account volumes.

Other Expenses - Other expenses increased by 6.7% from $16,159 in 2002 to $17,237 in 2003 and 5.9% from $17,237 in 2003 to $18,246 in 2004. The components of other expenses are salaries and employee benefits of $10,147, $10,961, and $11,359; occupancy and furniture and equipment expenses of $2,134, $2,171, and $2,509; and other operating expenses of $3,878, $4,105, and $4,378 for 2002, 2003, and 2004, respectively. The increase in salaries and employee benefits reflects compensation increases, the increased costs of providing employee benefits, and an increase from 230 to 232 full-time equivalent employees over the three-year period. The addition of the North Myrtle Beach Office in 2002 and the $5.3 million Conway Banking Office in 2004 impacted occupancy and furniture and equipment expense. Noninterest expense should grow in 2005 due to the construction, equipping, and staffing of the Pawleys Island Banking Office. Also, the Bank expects to expend approximately $1 million in 2005 for new imaging and data processing equipment and software.

Income Taxes - Provisions for income taxes increased 2.5% from $3,413 in 2002 to $3,497 in 2003 and increased 12.3% from $3,497 in 2003 to $3,927 in 2004. Income tax liability has increased in 2003 and 2004 as income before income taxes has increased 5.4% and 9.4%, respectively.

LIQUIDITY

The bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The bank's liquidity sources include cash and due from banks, federal funds sold, and short-term investments. In addition, the bank has established federal funds lines of credit from correspondent banks; has the ability, on a short-term basis, to borrow funds from the Federal Reserve System; and has a line of credit from the Federal Home Loan Bank of Atlanta (see NOTE 8-LINES OF CREDIT). The Company has cash balances on hand of $7,485, $5,282, and $5,719 at December 31, 2004, 2003, and 2002 with liabilities, consisting of cash dividends payable, totalling $3,352, $2,870, and $2,690, respectively. Management feels that liquidity sources are more than adequate to meet funding needs.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. The Bank may also have outstanding commitments to buy/sell securities. At December 31, 2004, the Bank had issued commitments to extend credit of $45.6 million, standby letters of credit of $3.3 million, and no commitments to purchase securities (see NOTE 10 to the Consolidated Financial Statements-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Obligations under noncancelable operating lease agreements totaled $25 thousand at December 31, 2004. These obligations are payable over several years as shown in NOTE 11 to the Consolidated Financial Statements - COMMITMENTS AND CONTINGENCIES.

CAPITAL RESOURCES

Total stockholders' equity was $67,585, $64,623, and $61,125 at December 31, 2004, 2003, and 2002, representing 10.06%, 10.77%, and 10.73% of total assets, respectively. At December 31, 2004, the Bank exceeded quantitative measures established by regulation to ensure capital adequacy (see NOTE 15 to the Consolidated Financial Statements - REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's noninterest expense. The Bank responds to inflation changes through re-adjusting noninterest income by repricing services.

ACCOUNTING ISSUES

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption (see NOTE 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES).

RISKS AND UNCERTAINTIES

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from interest rate risk inherent in its lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (see Net Income - Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

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Elliott Davis, LLC
Advisors-CPAs-Consultants
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

ElliottDavis

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Corporation and subsidiary at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 26, 2005 which expressed an unqualified opinion.

Elliott Davis, LLC

Columbia, South Carolina
January 26, 2005

Elliott Davis, LLC
Advisors-CPAs-Consultants
1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227
Phone 803.256.0002
Fax 803.254.4724

ElliottDavis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited management's assessment, included in the accompanying Report by CNB Corporation's Management on Internal Control Over Financial Reporting, that CNB Corporation and subsidiary maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CNB Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that CNB Corporation and subsidiary maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by COSO. Furthermore, in our opinion, CNB Corporation and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of CNB Corporation and subsidiary and our report dated January 26, 2005 which expressed an unqualified opinion.

Elliott Davis, LLC

Columbia, South Carolina
January 26, 2005

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

	December 31,	
ASSETS	2004	2003
CASH AND DUE FROM BANKS	$ 25,793	$ 25,021
FEDERAL FUNDS SOLD	-	1,000
INVESTMENT SECURITIES AVAILABLE FOR SALE	209,994	182,210
INVESTMENT SECURITIES HELD TO MATURITY (fair value $4,765 in 2004 and $8,516 in 2003)	4,519	8,081
OTHER INVESTMENTS, AT COST	1,314	1,284
LOANS	406,983	362,034
Less allowance for loan losses	5,104	4,524
Net loans	401,879	357,510
PREMISES AND EQUIPMENT	17,628	17,068
ACCRUED INTEREST RECEIVABLE	4,682	4,358
OTHER ASSETS	5,760	3,446
	$ 671,569	$599,978
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 118,580	$ 101,684
Interest-bearing	441,784	401,429
Total deposits	560,364	503,113
Securities sold under repurchase agreements	33,950	24,760
United States Treasury demand notes	2,895	970
Dividends payable	3,352	2,870
Other liabilities	3,423	3,642
Total liabilities	603,984	535,355
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 10 and 11		
STOCKHOLDERS' EQUITY		
Common stock - $10 par value; authorized 1,500,000 shares; issued 789,774 and 718,246 shares in 2004 and 2003, respectively	7,898	7,182
Capital in excess of par value of stock	43,543	34,801
Retained earnings	15,558	20,113
Accumulated other comprehensive income	734	2,631
	67,733	64,727
Less 1,129 in 2004 and 837 in 2003 shares held in Treasury at cost	148	104
Total stockholders' equity	67,585	64,623
	$ 671,569	$ 599,978

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2004	2003	2002
INTEREST INCOME			
Loans and fees on loans	$ 24,351	$ 22,565	$ 22,343
Investment securities			
Taxable	6,656	6,623	7,493
Nontaxable	957	1,032	1,131
Total interest on investment securities	7,613	7,655	8,624
Federal funds sold	327	246	377
Total interest income	32,291	30,466	31,344
INTEREST EXPENSE			
Deposits	6,578	6,877	8,458
Securities sold under repurchase agreements	348	334	495
Federal Home Loan Bank advances	-	-	88
United States Treasury demand notes	12	13	27
Total interest expense	6,938	7,224	9,068
Net interest income	25,353	23,242	22,276
PROVISION FOR LOAN LOSSES	1,155	960	985
Net interest income after provision for loan losses	24,198	22,282	21,291
NONINTEREST INCOME			
Service charges on deposit accounts	3,504	3,443	3,212
Other service and exchange charges	2,753	2,521	2,068
Gain on sale of investment securities available for sale	-	153	183
Total noninterest income	6,257	6,117	5,463
NONINTEREST EXPENSES			
Salaries and wages	8,682	8,295	7,761
Pensions and other employee benefits	2,677	2,666	2,386
Occupancy	1,130	1,027	940
Furniture and equipment	1,379	1,144	1,194
Examination and professional fees	447	308	346
Office supplies	445	507	411
Credit card operations	1,228	1,077	898
Other operating expenses	2,258	2,213	2,223
Total noninterest expenses	18,246	17,237	16,159
Income before provision for income taxes	12,209	11,162	10,595
PROVISION FOR INCOME TAXES	3,927	3,497	3,413
Net income	**$ 8,282**	**$ 7,665**	**$ 7,182**
NET INCOME PER SHARE OF COMMON STOCK(1)	**$ 10.50**	**$ 9.71**	**$ 9.11**

(1) Adjusted for effects of 10% stock dividend

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2004, 2003, and 2002
(amounts, except share data, in thousands)

	Common stock Shares	Common stock Amount	Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total stockholders' equity
BALANCE, DECEMBER 31, 2001	718,246	$ 7,182	$34,774	$ 10,826	$ 1,435	$ (221)	$53,996
Net income	-	-	-	7,182	-	-	7,182
Cash dividend declared, $3.75 per share	-	-	-	(2,690)	-	-	(2,690)
Treasury stock transactions, net	-	-	-	-	-	119	119
Gain on sale of treasury stock	-	-	9	-	-	-	9
Net change in unrealized holding gain, net of income taxes of $1,672	-	-	-	-	2,509	-	2,509
BALANCE, DECEMBER 31, 2002	718,246	7,182	34,783	15,318	3,944	(102)	61,125
Net income	-	-	-	7,665	-	-	7,665
Cash dividend declared, $4.00 per share	-	-	-	(2,870)	-	-	(2,870)
Treasury stock transactions, net	-	-	-	-	-	(2)	(2)
Gain on sale of treasury stock	-	-	18	-	-	-	18
Net change in unrealized holding loss, net of income taxes of ($875)	-	-	-	-	(1,313)	-	(1,313)
BALANCE, DECEMBER 31, 2003	718,246	7,182	34,801	20,113	2,631	(104)	64,623
Net income	-	-	-	8,282	-	-	8,282
Cash dividend declared, $4.25 per share	-	-	-	(3,352)	-	-	(3,352)
10% stock dividend	71,528	716	8,726	(9,442)	-	-	-
Cash paid for fractional shares	-	-	-	(43)	-	-	(43)
Treasury stock transactions, net	-	-	-	-	-	(44)	(44)
Gain on sale of treasury stock	-	-	16	-	-	-	16
Net change in unrealized holding loss, net of income taxes of ($1,075)	-	-	-	-	(1,897)	-	(1,897)
BALANCE, DECEMBER 31, 2004	789,774	$7,898	$ 43,543	$15,558	$ 734	$ (148)	$ 67,585

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands)

	For the years ended December 31,		
	2004	2003	2002
NET INCOME	$ 8,282	$ 7,665	$ 7,182
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding gains (losses) on investment securities available for sale	(1,897)	(1,209)	2,633
Reclassification adjustments for gains included in net income	-	(104)	(124)
COMPREHENSIVE INCOME	$ 6,385	$ 6,352	$ 9,691

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 8,282	$ 7,665	$ 7,182
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	895	739	727
Provision for loan losses	1,155	960	985
Provision for deferred income taxes	219	(255)	(165)
Loss on disposal of equipment	-	10	7
Gain on sale of investment securities available for sale	-	(153)	(183)
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	(324)	169	(45)
Increase in other assets	(1,188)	(30)	(176)
Increase (decrease) in other liabilities	(219)	135	(489)
Net cash provided by operating activities	8,820	9,240	7,843
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	-	6,529	6,382
Proceeds from maturities and calls of investment securities held to maturity	3,562	5,134	7,600
Proceeds from maturities and calls of investment securities available for sale	72,102	80,913	52,050
Purchases of investment securities available for sale	(103,048)	(105,773)	(79,975)
Proceeds from sales of premises and equipment	532	-	-
Proceeds from sales of foreclosed assets	231	-	64
Net increase in loans	(45,835)	(37,003)	(29,750)
Purchase of non marketable equity securities	(30)	-	-
Premises and equipment expenditures	(1,987)	(5,368)	(1,898)
Net cash used for investing activities	(74,473)	(55,568)	(45,527)
FINANCING ACTIVITIES			
Dividends paid	(2,870)	(2,690)	(2,507)
Net increase in deposits	57,251	34,804	57,666
Increase (decrease) in securities sold under repurchase agreements	9,190	(1,459)	(6,602)
Repayments of Federal Home Loan Bank advances	-	-	(1,485)
Increase (decrease) in United States Treasury demand notes	1,925	(5,539)	5,856
Cash paid for fractional shares	(43)	-	-
Treasury stock transactions, net	(28)	16	128
Net cash provided by financing activities	65,425	25,132	53,056
Net increase (decrease) in cash and due from banks	(228)	(21,196)	15,372
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,021	47,217	31,845
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 25,793	$ 26,021	$ 47,217
CASH PAID FOR			
Interest	$ 6,787	$ 7,552	$ 9,699
Income taxes	$ 3,911	$ 3,695	$ 3,623

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of ***CNB Corporation*** ("the Company") and its wholly-owned subsidiary, The Conway National Bank ("the Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

The Company, through its subsidiary, makes commercial and personal loans to individuals and small businesses located primarily in the South Carolina coastal region. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. Generally, both cash and cash equivalents are considered to have maturities of three months or less, and accordingly, the carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Loans and interest income

Loans are recorded at their unpaid principal balance. Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for impaired loans in accordance with SFAS No. 114, "*Accounting by Creditors for Impairment of a Loan*". This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance appropriate and adequate to cover losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

(Continued)

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional and other business development costs of $426,000, $504,000 and $431,000, were included in the Company's results of operations for 2004, 2003, and 2002, respectively.

Securities sold under agreements to repurchase

The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. Under SFAS No. 109, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense, or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized.

Reclassifications

Certain amounts in the financial statements for the years ended December 31, 2003 and 2002 have been reclassified, with no effect on net income to be consistent with the classifications adopted for the year ended December 31, 2004.

Net income per share

The Company computes net income per share in accordance with SFAS No. 128, *"Earnings Per Share."* Net income per share is computed on the basis of the weighted average number of common shares outstanding: 789,006 in 2004, 789,290 in 2003 and 788,553 in 2002. The Company does not have any dilutive instruments and therefore only basic net income per share is presented. Net income per share has been adjusted for all periods presented to reflect the 10% stock dividend issued in 2004.

Fair values of financial instruments

SFAS No. 107, *"Disclosures About Fair Value of Financial Instruments,"* as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair value.

(Continued)

Fair values of financial instruments, continued

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements, federal funds purchased, and U. S. Treasury demand notes approximate their fair values.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recently issued accounting standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation ("FIN") No. 45, and amends certain other existing pronouncements. The pronouncement was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer's equity, or settlement by issuing equity, previously classified as equity, as liabilities or assets in come circumstances. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

(Continued)

Recently issued accounting standards, continued

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Accounting Principles Board ("APB") Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In December 2003, the FASB issued FIN No. 46 (revised), "Consolidation of Variable Interest Entities" ("FIN No. 46(R)"), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company's existing variable interest entities in the first reporting period ending after March 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have any impact on the Company's financial position or results of operations.

(Continued)

Recently issued accounting standards, continued

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position ("FSP"), FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1." The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company's financial position or results of operations.

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan Commitments," to inform registrants of the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2004 and 2003 were approximately $15,392,000 and $11,823,000, respectively.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are based on contractual maturity dates. Actual maturities may differ from the contractual maturities because borrowers may have the right to prepay obligations with or without penalty. The book value, approximate fair value and expected maturities of investment securities are summarized as follows (tabular amounts in thousands):

	December 31, 2004			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Federal agencies				
Within one year	$ 22,082	$ 354	$ -	$ 22,436
One to five years	167,860	883	799	167,944
	189,942	1,237	799	190,380
State, county and municipal				
Within one year	480	1	-	481
One to five years	11,780	450	-	12,230
Six to ten years	5,234	374	-	5,608
	17,494	825	-	18,319
Mortgage Backed				
Over ten years	1,013	-	40	973
CRA Qualified Investment Fund	322	-	-	322
Total available for sale	**$ 208,771**	**$ 2,062**	**$ 839**	**$ 209,994**
HELD TO MATURITY				
State, county and municipal				
Within one year	$ 400	$ 4	$ -	$ 404
One to five years	3,477	187	-	3,664
Six to ten years	642	55	-	697
	4,519	246	-	4,765
Total held to maturity	**$ 4,519**	**$ 246**	**$ -**	**$ 4,765**

(Continued)

NOTE 3 - INVESTMENT SECURITIES, Continued

	December 31, 2003			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Federal agencies				
Within one year	$ 8,809	$ 174	$ -	$ 8,983
One to five years	149,917	3,484	273	153,128
	158,726	3,658	273	162,111
State, county and municipal				
Within one year	185	1	-	186
One to five years	10,283	522	-	10,805
Six to ten years	6,961	492	-	7,453
Over ten years	288	4	-	292
	17,717	1,019	-	18,736
Mortgage Backed				
Over ten years	1,071	-	19	1,052
CRA Qualified Investment Fund	311	-	-	311
Total available for sale	$ 177,825	$ 4,677	$ 292	$182,210
HELD TO MATURITY				
Federal agencies				
Within one year	$ 2,000	$ 55	$ -	$ 2,055
State, county and municipal				
Within one year	1,562	30	-	1,592
One to five years	3,086	227	-	3,313
Six to ten years	1,433	123	-	1,556
	6,081	380	-	6,461
Total held to maturity	$ 8,081	$ 435	$ -	$ 8,516

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 (tabular amounts in thousands):

AVAILABLE FOR SALE

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Federal Agencies	$ 94,631	$ 733	$ 2,934	$ 66	$ 97,565	$ 799
Mortgage Backed	-	-	973	40	973	40
Total	$ 94,631	$ 733	$ 3,907	$ 106	$ 98,538	$ 839

All of the Company's investments that were in an unrealized loss position at December 31, 2004 have been evaluated and deemed not to be other-than-temporarily impaired under the authoritative accounting guidance. The Company had two securities in a continuous loss position for more than twelve months. In both cases, the principal cause of the decline in market value was due to the increase in market rates subsequent to purchase of the securities.

Investment securities with an aggregate par value $99,580,000 at December 31, 2004 and $85,195,000 at December 31, 2003 were pledged to secure public deposits and for other purposes.

(Continued)

NOTE 3 - INVESTMENT SECURITIES, Continued

Other Investments, at Cost - The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are summarized below (tabular amounts in thousands):

	December 31,	
	2004	2003
Federal Reserve Bank	$ 116	$ 116
FHLB	1,198	1,168
	$ 1,314	$ 1,284

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major classification (tabular amounts in thousands):

	December 31,	
	2004	2003
Real estate - mortgage	$ 262,543	$ 228,556
Real estate - construction	39,525	44,099
Commercial and industrial	66,184	53,559
Loans to individuals for household, family and other consumer expenditures	35,583	32,884
Agriculture	1,582	1,537
All other loans, including overdrafts	1,566	1,399
	$ 406,983	$ 362,034

The Bank's loan portfolio consisted of $286,918,000 and $248,691,000 in fixed rate loans as of December 31, 2004 and 2003, respectively. Fixed rate loans with maturities in excess of one year amounted to $228,454,000 and $196,337,000 at December 31, 2004 and 2003, respectively. The Bank has an available line of credit from the FHLB. Securing the line is a blanket lien on qualifying 1-4 family mortgages.

Changes in the allowance for loan losses are summarized as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Balance, beginning of year	$ 4,524	$ 4,155	$ 3,763
Recoveries of loans previously charged against the allowance	242	291	363
Provided from current year's income	1,155	960	985
Loans charged against the allowance	(817)	(882)	(956)
Balance, end of year	$ 5,104	$ 4,524	$ 4,155

At December 31, 2004 and 2003, non-accrual loans totaled $880,000 and $351,000, respectively. The total amount of interest earned on non-accrual loans was $28,000 in 2004, $9,000 in 2003 and $19,000 in 2002. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $69,000 in 2004, $26,000 in 2003, and $63,000 in 2002. As of December 31, 2004 and 2003, the Company had no impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (tabular amounts in thousands):

	2004	2003
Land and buildings	$ 20,691	$ 15,866
Furniture, fixtures and equipment	6,824	6,923
	27,515	22,789
Less accumulated depreciation and amortization	9,962	10,092
	17,553	12,697
Construction in progress	75	4,371
	$ 17,628	**$17,068**

Depreciation and amortization of premises and equipment charged to operating expense totaled $895,000 in 2004, $739,000 in 2003 and $727,000 in 2002.

NOTE 6 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (tabular amounts in thousands):

	2004	2003
Transaction accounts	$ 190,005	$ 164,802
Savings deposits	49,180	43,897
Insured money market accounts	90,955	78,932
Time deposits over $100,000	100,042	86,975
Other time deposits	130,182	128,507
Total deposits	**$ 560,364**	**$503,113**

Interest paid on certificates of deposit of $100,000 or more totaled $2,046,000 in 2004, $1,929,000 in 2003, and $2,448,000 in 2002.

At December 31, 2004 the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2005	$ 202,721
2006	12,405
2007	7,839
2008	3,256
2009	4,003
	$230,224

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular amounts in thousands):

	At and for the year ended December 31,	
	2004	2003
Amount outstanding at year end	$ 33,950	$24,760
Average amount outstanding during year	29,194	28,752
Maximum outstanding at any month-end	33,950	32,256
Weighted average rate paid at year-end	1.43%	0.96%
Weighted average rate paid during year	1.19%	1.13%

(Continued)

NOTE 7 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, Continued

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained at The Bankers Bank. Federal agency and municipal securities with a book value of $38,711,000 ($39,178,000 fair value) and $34,100,000 ($35,341,000 fair value) at December 31, 2004 and 2003, respectively, are used as collateral for the agreements.

NOTE 8 - LINES OF CREDIT

At December 31, 2004, the Bank had unused short-term lines of credit totaling $28,000,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond. The Bank may borrow up to $7,000,000 under the arrangement at an interest rate of 0.73 percent. The note is secured by Federal agency securities with a market value of $4,035,000 at December 31, 2004. The amount outstanding under the note totaled $2,895,000 and $970,000 at December 31, 2004 and 2003, respectively.

The Bank also has a line of credit from the Federal Home Loan Bank (FHLB) for $89,805,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. At December 31, 2004 and 2003, respectively, there were no borrowings under the agreement.

NOTE 9 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2004		2003		2002	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$4,151	34.0%	$3,795	34.0%	$ 3,602	34.0%
Increase (decrease) in taxes resulting from:						
Tax exempt interest	(347)	(2.84)	(373)	(3.34)	(411)	(3.9)
State bank tax (net of federal benefit)	248	2.03	229	2.05	215	2.0
Other – net	(125)	(1.03)	(154)	(1.38)	7	.1
Tax provision	$3,927	32.16%	$3,497	31.33%	$3,413	32.2%

(Continued)

NOTE 9 - INCOME TAXES, Continued

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2004	2003
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$ 1,567	$ 1,538
Deferred compensation	379	336
Executive retirement plan	151	136
Other	36	3
Gross deferred tax assets	2,133	2,013
Less valuation allowance	389	557
Net deferred tax assets	1,744	1,456
Deferred tax liabilities:		
Unrealized net gains on securities available for sale	(489)	(1,754)
Depreciation for income tax reporting in excess of amount for financial reporting	(428)	(359)
Gross deferred tax liabilities	(917)	(2,113)
Net deferred tax asset (liability)	$ 827	$ (657)

The net deferred tax asset is included in other assets at December 31, 2004 and the net deferred tax liability is included in other liabilities at December 31, 2003.

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2004 tax benefit of $245,000 and the 2003 deferred tax benefit of $875,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Income taxes currently payable			
Federal	$ 3,383	$ 3,524	$ 3,252
State	325	347	326
	3,708	3,871	3,578
Deferred income taxes	219	(374)	(165)
Provision for income taxes	$ 3,927	$ 3,497	$ 3,413

(Continued)

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contract value of the Bank's off balance sheet financial instruments is as follows as of December 31, 2004 (amounts in thousands):

	Contract amount
Commitments to extend credit	$ 45,644
Standby letters of credit	$3,328

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

At December 31, 2004, the Bank was obligated under a number of non-cancelable operating leases on land used for a branch office and a billboard contract that had initial or remaining terms of more than one year. Future minimum payments under these agreements at December 31, 2004 were (tabular amounts in thousands):

Payable in year ending	Amount
2005	$ 6
2006	6
2007	6
2008	5
2009 and thereafter	2
Total future minimum payments required	$ 25

Lease payments under all operating leases charged to expense totaled $5,000 in 2004, $5,000 in 2003, and $5,000 in 2002. The leases provide that the lessee pay property taxes, insurance and maintenance cost.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 12 - RESTRICTION ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2004 the Bank's retained earnings were $58,812,000.

NOTE 13 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and had transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Also, included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and did not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (tabular amounts in thousands):

	December 31,	
	2004	2003
Balance, beginning of year	$ 1,305	$ 2,927
New loans	664	466
Less loan payments	700	2,088
Balance, end of year	$ 1,296	$ 1,305

NOTE 14 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one-hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2004, 2003 and 2002, $595,000, $558,000, and $510,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2004						
Total Capital (to risk weighted assets)	$ 67,786	15.87%	$ 34,162	8.00%	$ 42,702	10.00%
Tier I Capital (to risk weighted assets)	62,682	14.68	17,081	4.00	25,621	6.00
Tier I Capital (to average assets)	62,682	9.54	26,268	4.00	32,835	5.00
As of December 31, 2003						
Total Capital (to risk weighted assets)	$ 62,255	16.49%	$ 30,197	8.00 %	$ 37,746	10.00%
Tier I Capital (to risk weighted assets)	57,731	15.29	15,098	4.00	22,647	6.00
Tier I Capital (to average assets)	57,731	9.76	23,662	4.00	29,578	5.00

NOTE 16 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$25,793	$25,793	$25,021	$25,021
Federal funds sold	-	-	1,000	1,000
Investment securities available for sale	209,994	209,994	182,210	182,210
Investment securities held to maturity	4,519	4,765	8,081	8,516
Other investments	1,314	1,314	1,284	1,284
Loans	406,983	403,226	362,034	362,791
FINANCIAL LIABILITIES				
Deposits	560,364	560,343	503,113	503,549
Securities sold under repurchase agreements	33,950	33,950	24,760	24,760
U.S. Treasury demand notes	2,895	2,895	970	970
	Notional Amount	Fair Value	Notional Amount	Fair Value
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	$ 45,644	$ -	$ 39,308	$ -
Standby letters of credit	3,328	-	828	-

NOTE 17 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2004	2003
ASSETS		
Cash	$ 7,485	$ 5,282
Investment in subsidiary	63,416	60,362
Land	-	1,812
Other assets	36	37
	$ 70,937	$ 67,493
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 3,352	$ 2,870
Stockholders' equity (net of $148 and $104 of treasury stock)	67,585	64,623
	$ 70,937	$ 67,493

(Continued)

NOTE 17 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
	2004	2003	2002
INCOME			
Dividend from bank subsidiary	$ 3,387	$ 3,097	$ 2,903
EXPENSES			
Sundry	55	54	53
Income before equity in undistributed net income of bank subsidiary	3,332	3,043	2,850
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	4,950	4,622	4,332
Net income	$ 8,282	$ 7,665	$ 7,182

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 8,282	$ 7,665	$ 7,182
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(4,950)	(4,622)	(4,332)
Net cash provided by operating activities	3,332	3,043	2,850
INVESTING ACTIVITIES			
Purchase of land	-	(806)	-
Proceeds from sale of land	1,812	-	-
Net cash provided (used) by investing activities	1,812	(806)	-
FINANCING ACTIVITIES			
Dividends paid	(2,870)	(2,690)	(2,507)
Treasury stock transactions, net	(28)	16	128
Cash paid for fractional shares	(43)	-	-
Net cash used for financing activities	(2,941)	(2,674)	(2,379)
Net increase (decrease) in cash	2,203	(437)	471
CASH, BEGINNING OF THE YEAR	5,282	5,719	5,248
CASH, END OF THE YEAR	$ 7,485	$ 5,282	$ 5,719

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2004 and 2003 is as follows (amounts, except per share data, in thousands):

	Quarter ended			
2004	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	$ 7,636	$ 7,843	$ 8,191	$ 8,621
Interest expense	1,619	1,650	1,774	1,895
Net interest income	6,017	6,193	6,417	6,726
Provision for loan losses	235	210	315	395
Net interest income after provision for loan losses	5,782	5,983	6,102	6,331
Noninterest income	1,354	1,626	1,806	1,471
Noninterest expenses	4,195	4,436	4,506	5,109
Income before income taxes	2,941	3,173	3,402	2,693
Income taxes	932	1,140	935	920
Net income	$ 2,009	$ 2,033	$ 2,467	$ 1,773
Net income per share[1]	$ 2.55	$ 2.57	$ 3.13	$ 2.25
Weighted average shares outstanding[1]	789,195	789,241	789,124	788,464

[1] Adjusted for effects of 10% stock dividend

	Quarter ended			
2003	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	$ 7,593	$ 7,681	$ 7,567	$ 7,625
Interest expense	1,969	1,868	1,750	1,637
Net interest income	5,624	5,813	5,817	5,988
Provision for loan losses	280	220	250	210
Net interest income after provision for loan losses	5,344	5,593	5,567	5,778
Noninterest income	1,462	1,487	1,654	1,514
Noninterest expenses	4,044	4,168	4,102	4,923
Income before income taxes	2,762	2,912	3,119	2,369
Income taxes	854	914	1,002	727
Net income	$ 1,908	$ 1,998	$ 2,117	$ 1,642
Net income per share[1]	$ 2.42	$ 2.53	$ 2.68	$ 2.08
Weighted average shares outstanding[1]	789,826	789,802	789,468	788,062

[1] Adjusted for effects of 10% stock dividend

CNB Corporation and Subsidiary

Board of Directors:

James W. Barnette, Jr.
Surfside Rent Mart, Inc.

Harold G. Cushman, Jr.
Retired President of Dargan Construction Company

H. Buck Cutts
Retired Attorney

Willis J. Duncan
Chairman of the Board of CNB Corp. and The Conway National Bank

W. Jennings Duncan
President of CNB Corp. and The Conway National Bank

Paul R. Dusenbury
Treasurer of CNB Corp. and Vice President and Cashier of The Conway National Bank

Robert P. Hucks
Executive Vice President of CNB Corp. and The Conway National Bank

Richard M. Lovelace, Jr.
Attorney

John K. Massey
Retired Wholesale Grocer

Howard B. Smith, III
Executive in Residence for the Wall College of Business, Coastal Carolina University

CNB Corporation Officers:

Willis J. Duncan
Chairman of the Board

W. Jennings Duncan
President

Robert P. Hucks
Executive Vice President

Paul R. Dusenbury
Treasurer

Virginia B. Hucks
Secretary

L. Ford Sanders, II
Assistant Treasurer

The Conway National Bank Officers:

Willis J. Duncan
Chairman of the Board

W. Jennings Duncan
President

Robert P. Hucks
Executive Vice President

Paul R. Dusenbury
Vice President and Cashier

W. G. Holt, Jr.
Vice President

Marion E. Freeman, Jr.
Vice President

M. Terry Hyman
Vice President

William R. Benson
Vice President

Phillip H. Thomas
Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

L. Ford Sanders, II
Vice President

Dana P. Arneman, Jr.
Vice President

Betty M. Graham
Vice President

Ernest J. Lareau
Vice President

D. Richard Causey
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Bryan T. Huggins
Assistant Vice President

Janice C. Simmons
Assistant Vice President

Patricia C. Catoe
Assistant Vice President

Gail S. Sansbury
Assistant Vice President

W. Michael Altman
Assistant Vice President

Boyd W. Gainey, Jr.
Assistant Vice President

L. Ray Wells
Assistant Vice President

W. Page Ambrose
Assistant Vice President

Roger L. Sweatt
Assistant Vice President

Linda Kay Benton
Assistant Vice President

Virginia B. Hucks
Assistant Vice President

William C. Purvis
Assistant Vice President

Timothy L. Phillips
Assistant Vice President

Helen A. Johnson
Assistant Cashier and Branch Manager

Elaine H. Hughes
Assistant Cashier

Sherry S. Sawyer
Assistant Cashier

Rebecca G. Singleton
Assistant Cashier

Josephine C. Fogle
Assistant Cashier

Gwynn D. Branton
Assistant Cashier

Jeffrey D. Singleton
Assistant Cashier

Debra B. Johnston
Assistant Cashier

Freeman R. Holmes, Jr.
Assistant Cashier

Doris B. Gasque
Assistant Cashier

Carlton A. Terry
Assistant Cashier

James A. Hansen
Assistant Cashier

Joseph D. Richardson, II
Assistant Cashier

Jennie L. Hyman
Assistant Cashier

Tammy S. Scarberry
Assistant Cashier

D. Scott Hucks
Assistant Cashier

T. Kim Sauls
Branch Manager

Janet F. Carter
Branch Manager

Dawn L. DePencier
Branch Manager

The Conway National Bank Managers and Supervisors:

Peggy V. Anderson
Branch Operations Manager

Russell L. Brown
Purchasing Supervisor

Carol M. Butler
Branch Operations Manager

Pamela M. Clifton
Loan Supervisor

Sylvia G. Dorman
Branch Operations Manager

Dana M. Gasque
Loan Supervisor

W. Eugene Gore, Jr.
Collection and Recovery Manager

Sheila A. Graham
Area Operations Manager

Robert P. Hucks, II
Loan Supervisor

Suzette G. Jackson
Customer Service Manager

Marsha S. Jordan
Loan Operations Manager

Caroline P. Juretic
Area Operations Manager

Margaret C. Kamp
Loan Supervisor

Steven D. Martin
Network Manager

Ivey J. Onley
Maintenance Supervisor

Joyce Poston
Branch Operations Manager

John H. Sawyer, Jr.
Loan Supervisor

Nicole Scalise
Loan Supervisor

Marcie T. Shannon
Banking Services Representative

Catherine A. Silvey
Branch Operations Manager

Karen C. Singleton
Branch Operations Manager

Jackie S. Siratt
Loan Supervisor

Bonita H. Smalls
Customer Service Manager

Wanda A. Tompkins
Cash Operations Manager

Christopher D. Wright
Personnel Supervisor

OPERATIONS & ADMINISTRATION BUILDING

Christina M. Abrams
Ashley D. Alford
Charles E. Anderson
Jessica C. Anderson
Kristina L. Baker
Penny L. Baker
Harvey C. Barnhill
Angie R. Bell
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Russell L. Brown
Betty H. Buckwell
Deanna S. Cannon
Jay A. Caskey
Patricia C. Catoe
Melissa A. DuBose
Christine D. Dukes
W. Jennings Duncan
Willis J. Duncan
Paul R. Dusenbury
Regina A. Feagin
Josephine C. Fogle
April L. Fowler
Doris B. Gasque
A. Mitchell Godwin
W. Eugene Gore, Jr.
Betty M. Graham
Theresa R. Hall
Adrienne W. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Angela H. Hearl
Vickie D. Hearl
Freeman R. Holmes, Jr.
William G. Holt
F. Timothy Howell
D. Scott Hucks
Robert P. Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
M. Renee Hyman
Judith M. James
Jonathan L. Jenerette
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Jean E. Kadrich
Pamela B. Lane
Renee L. Larrimore
Ginger E. Lee
Patsy H. Martin
Steven D. Martin
Jennifer M. McClellan
Bradley M. McNeill
Raymond D. Meeks
Sylvia J. Miller
Ivey J. Onley
Vivian C. Perritt
Timothy L. Phillips
John M. Proctor
William C. Purvis
Jessica L. Ray
Elisa L. Richardson
Sara C. Richardson
L. Ford Sanders, II
Lora A. Sanders
Sherry S. Sawyer
Marcie T. Shannon
Catherine J. Shelley
Gary A. Singleton
Rebecca G. Singleton
Jackie S. Siratt
Robin L. Siratt
Patricia D. Sisco
Shonda G. Skipper
Joyce J. Smith
Jackie C. Stevens
E. Wayne Suggs
Torey T. Sumpter
Roger L. Sweatt
Mary A. Tanner
Phillip H. Thomas
Cynthia D. Townsend
James R. Turner
Eddie C. Tyler
Sheila F. Worrell
Christopher D. Wright

CONWAY BANKING OFFICE

W. Michael Altman
William R. Benson
Jeremy D. Brown
Susanna L. Buck
Carol M. Butler
Tammy C. Calder
Frances E. Carroll
D. Richard Causey
Robin J. Crawford
Jennifer L. Edwards
Boyd W. Gainey, Jr.
Sheila A. Graham
Cynthia C. Harrelson
Sue D. Hilbourn
Anita C. Hinson
Melissa J. Hinson
M. Terry Hyman
Gloria B. Johnson
Jennifer D. Johnson
Sophia H. Jones
Tyres T. Knox
Barbara H. Pate
Cynthia J. Richardson
Rachael Richardson
Matt Rider
Gail S. Sansbury
Bonita H. Smalls
Carlton A. Terry
Lisa B. Thompkins
Amy S. Todd
Wanda A. Tompkins

SURFSIDE BEACH
Linda Kay Benton
Deborah A. Downs
Kimberly A. Fraleigh
Patricia G. Hilliard
LaToya S. Holmes
Connie S. Howard
Helen J. Johnson
Virginia G. Koblitz
Frances L. Kopp
Ernest J. Lareau
Lisa M. LeCours
Marilyn B. Oglesby
Sheri L. Polasky
Lori M. Schuessler
Jesse C. Williamson

NORTHSIDE
Carolyn J. Archer
Dawn L. DePencier
Terre M. Ellis
Jana E. Gibson
Renee Grate
Suzette B. Jackson
Jackie M. Lee
Jodi L. Sawyer
Jared R. Williams

MAIN STREET
Sylvia G. Dorman
Geraldine P. Owens
Linda F. Smith

COASTAL CENTRE
Janet F. Carter
Charlotte A. Dunn
Alison L. Faulk
Lori A. Hagerud
Alison E. Holmes
Jennifer A. Pruett
Lindsey R. Squires
Dominique J. Vereen
Joann S. Ward

RED HILL
Angela D. Allen
Amber M. Alsdorf
Amy N. Bryant
Brandy M. Carpenter
Patty J. Elvis
Vicky D. Grissett
Kristen Lee
Janice C. Simmons
Karen C. Singleton

SOCASTEE
Stacey Chapman-Farnsworth
Caren E. Harmon
Robert P. Hucks, II
Pamela A. Lampley
Lee R. Macklen
Catherine A. Silvey
Jaime L. Whitehead
Melissia H. Wilson

AYNOR
W. Page Ambrose
Erica R. Brown
Eva L. Hucks
Joye E. Jackson
Kimberly A. Lawson
Stephanie D. Owens
Jeffrey P. Singleton
Michelle B. Williamson

NORTH MYRTLE BEACH
Peggy V. Anderson
Cathy S. Causey
James A. Hansen
Sue T. Knitz
Susan S. Stephens
Angela B. Turner
Tracy J. Vereen

MYRTLE BEACH
Courtney L. Anderson
Kimberly L. Blevins
Debra D. Chandler
Pamela M. Clifton
Marion E. Freeman, Jr.
Dana M. Gasque
Terrance A. Herriott
Patricia E. Jones
Caroline P. Juretic
Sara Koper
Karen R. Martin
Stayce L. Mattern
John H. Sawyer, Jr.
Nicole Scalise
Tammy S. Scarberry
Mary F. Shipley
Nicole R. Steele
Carmen L. Thorpe
Brandi M. Watts
L. Ray Wells
Angela H. Williams

WEST CONWAY
Paula H. Allen
Mellonie O. Doyle
Marceinia G. Hasty
Amy L. Hyman
Emily J. Lewis
Amanda V. Love
Jennifer K. Richardson
Joseph D. Richardson, II
T. Kim Sauls

MURRELLS INLET
Dana P. Arneman, Jr.
Amanda M. Bair
Sandy A. Fusco
Erin A. Jarrett
Debra B. Johnston
Margaret C. Kamp
Krista King
Joyce W. Poston
Virginia A. Schrader
Rebecca A. Watts
Crystal L. Woods

PART-TIME EMPLOYEES
Terri O. Blanton
Ashley M. Bunker
Charles S. Byrd
Ashley L. Causey
Amber N. Fogle
Melissa D. Foreman
Rebecca Hardee
Terra C. Harmer
Marion L. Haynes
Amelia Johnson
Tammy L. Lawson
Celeste M. Morrow
Amber R. Norris
Kirsten T. Stanley
Susie H. Todd
Mary E. Underwood
Megan N. White
Kimberley A. Witt